SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically and provided to an ris.
Date: 23 July 2015

Name of applicant:		Aviva plc
Name of scheme:
Aviva Savings Related Share Option Scheme
Aviva Savings Related Share Option Scheme 2007
Aviva Ireland Savings Related Share Option Scheme
Aviva Annual Bonus Plan 2005
Aviva Annual Bonus Plan 2011
Aviva Long Term Incentive Plan 2005
Aviva Long Term Incentive Plan 2011
Aviva Executive Share Option Plan 2005

Period of return:	From:	01/01/2015	To:	30/06/2015
Balance of unallotted securities under scheme(s) from previous return:
Aviva Savings Related Share Option Scheme - 1,021,069
Aviva Savings Related Share Option Scheme 2007 - 4,387,163
Aviva Ireland Savings Related Share Option Scheme - 341,732
Aviva Annual Bonus Plan 2005 - 61,975
Aviva Annual Bonus Plan 2011 - 4,200,164
Aviva Long Term Incentive Plan 2005 - 132,510
Aviva Long Term Incentive Plan 2011 - 9,499,688
Aviva Executive Share Option Plan 2005 - 1,043,346

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):
Less: Number of securities issued/allotted/ cancelled under scheme(s) during period (see LR3.5.7G):
Aviva Savings Related Share Option Scheme 2007 - 2,272,184
Aviva Ireland Savings Related Share Option Scheme - 79,461
Aviva Annual Bonus Plan 2011 - 2,519,471
Aviva Long Term Incentive Plan 2011 - 4,067,950
The below plans have ceased. No further shares will be issued under these schemes.
Cancelled
Aviva Savings Related Share Option Scheme - 1,021,069
Aviva Annual Bonus Plan 2005 - 61,975
Aviva Long Term Incentive Plan 2005 - 132,510
Aviva Executive Share Option Plan 2005 - 1,043,346

Equals: Balance under scheme(s) not yet issued/allotted at end of period:
Aviva Savings Related Share Option Scheme - 0
Aviva Savings Related Share Option Scheme 2007 - 2,114,979
Aviva Ireland Savings Related Share Option Scheme - 262,271
Aviva Annual Bonus Plan 2005 - 0
Aviva Annual Bonus Plan 2011 - 1,680,693
Aviva Long Term Incentive Plan 2005 - 0
Aviva Long Term Incentive Plan 2011 - 5,431,738
Aviva Executive Share Option Plan 2005 - 0

Name of contact:	Elena Petrou
Telephone number of contact:	020 7662 1268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 July, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary